Exhibit 99.10

Schedule I

The following table sets forth all transactions in the shares of Common Stock effected by MSI in the open market between February 9, 2026 and March 3, 2026. The Reporting Persons undertake to provide to the Issuer, any securityholder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth herein.

Date	Number of Shares of Common Stock Purchased	Weighted Average Purchase Price Per Share	Price Range
2/9/2026	40,000	$69.3801	$69.0015—$70.925
2/10/2026	33,966	$69.3838	$68.53—$70.185
2/11/2026	24,030	$70.5891	$69.28—$71.635
2/12/2026	20,000	$71.9861	$71.4623—$73.0501
2/13/2026	20,000	$69.8766	$69.3373—$71.5014
2/17/2026	281,386	$71.1935	$70.595—$71.573
2/18/2026	285,000	$70.6444	$69.9646—$71.435
2/19/2026	345,000	$70.6508	$70.0699—$72.026
2/20/2026	160,582	$70.8046	$70.357—$71.115
2/23/2026	220,000	$71.1461	$70.635—$72.0067
2/24/2026	164,786	$70.8074	$70.0004—$71.50
2/25/2026	168,868	$71.4239	$70.7116—$72.07
2/26/2026	153,000	$71.6690	$71.3483—$72.39
2/27/2026	147,000	$71.6256	$71.065—$72.035
3/2/2026	146,000	$72.9160	$71.72—$73.415
3/3/2026	112,176	$72.2013	$71.1095—$72.725